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Exhibit 99.1

First Quarter Report 2009

 QUARTERLY MANAGEMENT'S DISCUSSION AND ANALYSIS

UNITED STATES GAAP

(all figures are expressed in US dollars unless otherwise noted and all units of measurement expressed in metric unless otherwise noted)

Results of Operations

        Agnico-Eagle Mines Limited ("Agnico-Eagle" or the "Company") reported first quarter net income of $54.3 million, or $0.35 per share, compared to net income of $28.9 million, or $0.20 per share, in the first quarter of 2008. Gold production in the first quarter of 2009 increased to 91,812 ounces from 50,892 ounces in the first quarter of 2008 due to the commencement of production at the Goldex Mine. Cash provided from operating activities was $48.8 million in the first quarter of 2009 compared to $54.6 million in the prior year's first quarter.

        The table below summarizes the key variances in net income for the first quarter of 2009 from the net income reported for the same period in 2008.

(millions of dollars)	Year to Date
Increase in gold revenue	$25.6
Decrease in silver revenue	(6.7)
Decrease in zinc revenue	(23.6)
Decrease in copper revenue	(8.6)
Weaker Canadian dollar	9.4
Higher production costs (due to additional mine)	(15.5)
Increased depreciation & amortization (due to additional mine)	(5.1)
Lower income and mining taxes	47.3
Decreased corporate costs and other	2.6

Net positive variance	$25.4

        In the first quarter of 2009, revenues from mining operations decreased to $105.8 million from $119.1 million in the first quarter of 2008. In the first quarter of 2009, there were significant decreases in realized prices for all metals when compared to the same period in 2008. This was partially offset by the additional production of gold at the Company's new Goldex Mine. During the first quarter of 2009, the Goldex Mine produced 35,959 ounces of gold.

        In the first quarter of 2009, total cash costs per ounce increased to $312 per ounce of gold produced from $(399) per ounce in the first quarter of 2008. The main driver leading to the increase in total cash costs for the quarter was significantly lower byproduct revenue due to lower realized sales prices on zinc, copper and silver.

        The following tables provides a reconciliation of the total cash costs per ounce of gold produced and mine site costs per tonne to the interim consolidated financial statements for the LaRonde and Goldex Mines:

(thousands of dollars, except where noted)	Three months ended March 31, 2009	Three months ended March 31, 2008
LaRonde	$38,247	$43,651
Goldex	11,471	—

Total production costs per Consolidated Statements of Income	$49,718	$43,651

LaRonde Mine
Production costs per Consolidated Statements of Income	$38,247	$43,651
Adjustments:
Byproduct revenues	(24,046)	(62,943)
Inventory adjustment(i)	1,192	(730)
Non-cash reclamation provision	(274)	(306)

Cash operating costs	$15,119	$(20,328)

Gold production (ounces)	51,339	50,892

Total cash costs (per ounce)(ii)	$294	$(399)

(thousands of dollars, except where noted)	Three months ended March 31, 2009	Three months ended March 31, 2008
Production costs per Consolidated Statements of Income	$38,247	$43,651
Adjustments:
Inventory adjustment(iii)	(1,028)	999
Non-cash reclamation provision	(274)	(306)

Minesite operating costs (US$)	$36,945	$44,344

Minesite operating costs (C$)	$46,495	$43,995

Tonnes of ore milled (000's tonnes)	648	676

Minesite costs per tonne (C$)(iv)	$72	$65

(thousands of dollars, except where noted)	Three months ended March 31, 2009	Three months ended March 31, 2008
Goldex Mine
Production costs per Consolidated Statements of Income	$11,471	$—
Adjustments:
Byproduct revenues	—	—
Inventory adjustment(i)	743	—
Non-cash reclamation provision	(47)	—

Cash operating costs	$12,167	$—

Gold production (ounces)	35,959	—

Total cash costs (per ounce)(ii)	$338	$—

(thousands of dollars, except where noted)	Three months ended March 31, 2009	Three months ended March 31, 2008
Production costs per Consolidated Statements of Income	$11,471	$—
Adjustments:
Inventory adjustment(iii)	743	—
Non-cash reclamation provision	(47)	—

Minesite operating costs (US$)	$12,167	$—

Minesite operating costs (C$)	$15,193	$—

Tonnes of ore milled (000's tonnes)	609	—

Minesite costs per tonne (C$)(iv)	$25	$—

Notes:

(i)
Under the Company's revenue recognition policy, revenue is recognized on concentrates when legal title passes. Since total cash costs are calculated on a production basis, this inventory adjustment reflects the sales margin on the portion of concentrate production for which revenue has not been recognized in the period.

(ii)
Total cash costs is not a recognized measure under US GAAP and this data may not be comparable to data presented by other gold producers. The Company believes that this generally accepted industry measure is a realistic indication of operating performance and is useful in allowing year over year comparisons. As illustrated in the table above, this measure is calculated by adjusting Production Costs as shown in the Consolidated Statements of Income and Comprehensive Income for net byproduct revenues, inventory adjustments and asset retirement provisions. This measure is intended to provide investors with information about the cash generating capabilities of the Company's mining operations. Management uses this measure to monitor the performance of the Company's mining operations. Since market prices for gold are quoted on a per ounce basis, using this per ounce measure allows management to assess the mine's cash generating capabilities at various gold prices. Management is aware that this per ounce measure of performance can be impacted by fluctuations in byproduct metal prices and exchange rates. Management compensates for the limitation inherent with this measure by using it in conjunction with the minesite costs per tonne measure (discussed below) as well as other data prepared in accordance with US GAAP. Management also performs sensitivity analyses in order to quantify the effects of fluctuating metal prices and exchange rates.

(iii)
This inventory adjustment reflects production costs associated with unsold concentrates.

(iv)
Minesite costs per tonne is not a recognized measure under US GAAP and this data may not be comparable to data presented by other gold producers. As illustrated in the table above, this measure is calculated by adjusting Production Costs as shown in the Consolidated Statements of Income and Comprehensive Income for inventory and hedging adjustments and asset retirement provisions and then dividing by tonnes processed through the mill. Since total cash costs data can be affected by fluctuations in byproduct metal prices and exchange rates, management believes minesite costs per tonne provides additional information regarding the performance of mining operations and allows management to monitor operating costs on a more consistent basis as the per tonne measure eliminates the cost variability associated with varying production levels. Management also uses this measure to determine the economic viability of mining blocks. As each mining block is evaluated based on the net realizable value of each tonne mined, in order to be economically viable the estimated revenue on a per tonne basis must be in excess of the minesite costs per tonne. Management is aware that this per tonne measure is impacted by fluctuations in production levels and thus uses this evaluation tool in conjunction with production costs prepared in accordance with US GAAP. This measure supplements production cost information prepared in accordance with US GAAP and allows investors to distinguish between changes in production costs resulting from changes in production versus changes in operating performance.

        Also during the first quarter of 2009, there was a significant tax benefit amounting to $25.0 million compared to a tax expense of $22.3 million during the same period in 2008. This was due to the Company's election to commence using the US dollar as its functional currency for federal Canadian income tax purposes and the net tax benefit realized from the issuance of the 2008 flow through shares.

Liquidity and Capital Resources

        At March 31, 2009, Agnico-Eagle's cash, cash equivalents, short-term investments and restricted cash totalled $208.4 million, while working capital was $333.3 million. At December 31, 2008, the Company had $99.4 million in cash, cash equivalents, short-term investments and restricted cash and $178.2 million in working capital. The Company's policy is to invest excess cash in highly liquid investments of the highest credit quality to eliminate any risks associated with these investments. Such investments with remaining maturities at time of purchase greater than three months are classified as short-term investments and decisions regarding the length of maturities are based on cash flow requirements, rates of returns and various other factors.

        Cash provided by operating activities was $48.8 million in the first quarter of 2009 compared to $54.6 million in the first quarter of 2008. In the first quarter of 2009, revenues from mining operations decreased to $105.8 million from $119.1 million in the first quarter of 2008. In the first quarter of 2009, there were significant decreases in realized prices for all metals when compared to the same period in 2008. This was partially offset by the additional production of gold at the Company's new Goldex Mine. During the first quarter of 2009, the Goldex Mine produced 35,959 ounces of gold.

        For the three months ended March 31, 2009, capital expenditures were $155.3 million compared to $158.0 million in the three months ended March 31, 2008. The significant capital expenditures during the first quarter of 2009 pertained to the Meadowbank, Pinos Altos and Lapa projects. Since the Kittila project has not yet achieved commercial production, all minesite costs are continuing to be capitalized.

        During the first quarter of 2009, the Company drew down an additional $215 million from its bank debt facilities. As of March 31, 2009, the Company has $185 million in undrawn credit lines. The amount available under the facility is reduced by outstanding letters of credit amounting to $55.4 million, and therefore, the amount available as of March 31, 2009, is approximately $129.6 million. The facility requires the Company to maintain specified financial ratios and meet financial condition covenants. Letters of credit issued as collateral for pension and environmental obligations decrease the amount available under the facility.

        Also during the first quarter of 2009, $28.9 million of common shares were issued which was attributable to the exercising of stock options and the 2008 issuance of flow through shares. In addition, the Company paid its entire 2008 dividend amounting to $27.1 million during the first quarter of 2009.

        The recent unprecedented events in the global financial markets have had a profound impact on the global economy. Virtually all industries, including the gold mining business, are impacted by these market conditions. Some of the key impacts of the current market turmoil include: a sharp contraction in the credit markets resulting in a widening of credit risk spreads and higher costs of funding; a deterioration in the credit ratings of a number of large financial institutions; devaluations and high volatility in global equity, commodity, foreign exchange and precious metals markets and a corresponding lack of market liquidity; and a slowdown in economic activity that is affecting major global economies. These events could have a significant impact on our business. In particular, the global credit/liquidity crisis could impact the cost and availability of financing and our overall liquidity. The devaluation and volatility in gold, silver, zinc and copper prices impacts the amount of our revenues, and our earnings and cash flow. Volatile energy prices, commodity and consumables prices and currency exchange rates impact our production costs. The devaluation and volatility of global stock markets impacts the valuation of our equity investments.

 AGNICO-EAGLE MINES LIMITED

SUMMARY OF OPERATIONS KEY PERFORMACE INDICATORS

(thousands of United States dollars, except where noted, US GAAP basis)

	Three months ended March 31,
	2009 Actual	2008 Actual
Income Contribution Analysis
LaRonde Mine	$37,647	$75,483
Goldex Mine	18,466	—

Operating margin	56,113	75,483
Amortization	12,130	7,030
Corporate expenses	14,647	17,279

Income before tax	29,336	51,174
Tax provision	(25,005)	22,266

Net income for the period	$54,341	$28,908

Net income per share — basic and diluted	$0.35	$0.20
Cash flows
Operating cash flow	$48,823	$54,587
Investing cash flow	$(155,422)	$(121,766)
Financing cash flow	$216,447	$5,721
Realized prices per sales volume (US$)
Gold (per ounce)	$969	$1,089
Silver (per ounce)	$13.53	$19.91
Zinc (per tonne)	$1,213	$2,530
Copper (per tonne)	$4,110	$10,559
Payable production (Note 1)
Gold (ounces)
LaRonde Mine	51,339	50,892
Goldex Mine	35,959	—
Kittila Mine	4,514	—

	91,812	50,892

Silver (LaRonde Mine) (ounces in thousands)	1,029	1,026
Zinc (LaRonde Mine) (tonnes)	13,291	19,467
Copper (LaRonde Mine) (tonnes)	1,682	1,453
Payable metal sold
Gold (ounces)
LaRonde Mine	53,516	51,596
Goldex Mine	30,901	—
Kittila Mine	—	—

	84,417	51,596

Silver (LaRonde Mine) (ounces in thousands)	1,012	1,018
Zinc (LaRonde Mine) (tonnes)	17,057	18,710
Copper (LaRonde Mine) (tonnes)	1,686	1,421
Total cash costs per ounce of gold produced (Note 2)
LaRonde Mine	$294	$(399)
Goldex Mine	338	—

Weighted average	$312	$(399)

Notes:

(1)
Payable mineral production means the quantity of mineral produced during a period contained in products that are or will be sold by the Company, whether such products are sold during the period or held as inventory at the end of the period.

(2)
Minesite costs per tonne milled and total cash costs per ounce are non-US GAAP measures of performance that the Company uses to monitor the performance of its operations. See "Results of Operations — Production Costs".

 AGNICO-EAGLE MINES LIMITED

SUMMARIZED QUARTERLY DATA

(thousands of United States dollars, except where noted)

	June 30, 2007	September 30, 2007	December 31, 2007	March 31, 2008	June 30, 2008	September 30, 2008	December 31, 2008	March 31, 2009
Consolidated Financial Data
Income and cash flows
Revenues from mining operations	$117,935	$104,812	$108,728	$119,134	$85,398	$91,171	$73,235	$105,831
Production costs	42,810	44,936	42,180	43,651	46,041	50,525	46,645	49,718

Gross profit (exclusive of amortization shown below)	$75,125	$59,876	$66,548	$75,483	$39,357	$40,646	$26,590	$56,113
Amortization	7,094	7,578	6,157	7,030	7,516	9,049	12,538	12,130

Gross profit	$68,031	$52,298	$60,391	$68,453	$31,841	$31,597	$14,052	$43,983

Net income for the period	$37,809	$11,452	$65,162	$28,908	$8,347	$14,038	$21,874	$54,341
Net income per share (basic)	$0.28	$0.08	$0.46	$0.20	$0.06	$0.10	$0.15	$0.35
Net income per share (diluted)	$0.27	$0.08	$0.46	$0.20	$0.06	$0.10	$0.15	$0.35
Cash provided by (used in) operating activities	$83,494	$54,941	$48,840	$54,587	$92,792	$20,239	$(46,443)	$48,823
Cash used in investing activities	$(28,904)	$(218,194)	$(218,065)	$(121,766)	$(274,838)	$(260,811)	$(260,134)	$(155,422)
Cash provided by financing activities	$1,853	$15,361	$124,181	$5,721	$78,493	$211,843	$262,015	$216,447
Weighted average number of common shares outstanding (basic — in thousands)	133,788	135,509	140,618	143,372	143,720	143,831	148,041	155,184

AGNICO-EAGLE MINES LIMITED

CONSOLIDATED BALANCE SHEETS

(thousands of United States dollars, US GAAP basis)
(Unaudited)

	As at March 31, 2009	As at December 31, 2008
ASSETS
Current
Cash and cash equivalents	$176,811	$68,382
Short-term investments	4,027	—
Restricted cash	27,537	30,999
Trade receivables	60,837	45,640
Inventories:
Ore stockpiles	27,084	24,869
Concentrates	4,823	5,013
Supplies	36,161	40,014
Available-for-sale securities (note 7)	77,916	70,383
Other current assets	36,074	65,994

Total current assets	451,270	351,294

Other assets	6,734	8,383
Future income and mining tax assets	21,778	21,647
Property, plant and mine development	3,150,222	2,997,500

	$3,630,004	$3,378,824

LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Accounts payable and accrued liabilities	$112,882	$139,795
Dividends payable	277	28,304
Interest payable	548	146
Income taxes payable	4,221	4,814

Total current liabilities	117,928	173,059

Fair value of derivative financial instruments (note 10)	13,056	12,823
Long-term debt (note 8)	415,000	200,000
Reclamation provision and other liabilities	70,218	71,770
Future income and mining tax liabilities (note 9)	395,043	403,416
SHAREHOLDERS' EQUITY
Capital stock (note 5)	2,329,090	2,299,747
Stock options (note 6)	53,375	41,052
Warrants	24,858	24,858
Contributed surplus	15,166	15,166
Retained earnings	211,882	157,541
Accumulated other comprehensive loss	(15,612)	(20,608)

Total shareholders' equity	2,618,759	2,517,756

	$3,630,004	$3,378,824

See accompanying notes

AGNICO-EAGLE MINES LIMITED

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(thousands of United States dollars except share and per share amounts, US GAAP basis)
(Unaudited)

	Three months ended March 31,
	2009	2008
REVENUES
Revenues from mining operations	$105,831	$119,134
Interest and sundry income	4,693	4,115

	110,524	123,249

COSTS AND EXPENSES (GAINS)
Production	49,718	43,651
Exploration and corporate development	6,249	8,898
Amortization of plant and mine development	12,130	7,030
General and administrative	18,800	19,868
Gain on sale of available-for-sale securities (note 7)	(194)	(406)
Provincial capital tax	1,109	869
Interest	869	1,054
Foreign currency translation gain	(7,493)	(8,889)

Income before income, mining and federal capital taxes	29,336	51,174
Income and mining tax expense (recovery) (note 9)	(25,005)	22,266

Net income for the period	$54,341	$28,908

Net income per share — basic	$0.35	$0.20

Net income per share — diluted	$0.35	$0.20

Weighted average number of shares outstanding (in thousands)
Basic	155,184	143,372
Diluted	157,196	144,375
Comprehensive income:
Net income for the period	$54,341	$28,908

Other comprehensive income (loss):
Unrealized loss on hedging activities	(2,848)	—
Unrealized gain (loss) on available-for-sale securities	5,072	(8,796)
Adjustments for derivative financial instruments maturing during the period	2,737	—
Adjustments for realized gain (loss) on available-for-sale securities due to dispositions and write-downs during the period	—	(310)
Amortization of unrecognized gain on pension liability	7	8
Tax effect of other comprehensive income (loss) items (note 9)	28	(2)

Other comprehensive income (loss) for the period	4,996	(9,100)

Comprehensive income for the period	$59,337	$19,808

See accompanying notes

AGNICO-EAGLE MINES LIMITED

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(thousands of United States dollars, US GAAP basis)
(Unaudited)

	Three months ended March 31,
	2009	2008
Retained earnings
Balance, beginning of period	$157,541	$112,240
Net income for the period	54,341	28,908

Balance, end of period	$211,882	$141,148

Accumulated other comprehensive loss
Balance, beginning of period	$(20,608)	$(23,712)
Other comprehensive income (loss) for the period	4,996	(9,100)

Balance, end of period	$(15,612)	$(32,812)

See accompanying notes

AGNICO-EAGLE MINES LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(thousands of United States dollars, US GAAP basis)
(Unaudited)

	Three months ended March 31,
	2009	2008
Operating activities
Net income for the period	$54,341	$28,908
Add (deduct) items not affecting cash:
Amortization of plant and mine development	12,130	7,030
Future income and mining taxes	(25,138)	15,699
Gain on sale of available-for-sale securities	(194)	(406)
Stock option expense	12,182	12,913
Foreign currency translation gain	(7,493)	(8,889)
Other	(4,653)	348
Changes in non-cash working capital balances
Trade receivables	(15,197)	(14,106)
Income taxes payable	(593)	4,648
Other taxes recoverable	31,228	(1,317)
Inventories	1,923	147
Other current assets	(1,308)	(7,677)
Interest payable	402	—
Accounts payable and accrued liabilities	(8,807)	17,289

Cash provided by operating activities	48,823	54,587

Investing activities
Additions to property, plant and mine development	(155,347)	(158,030)
Decrease (increase) in short-term investments	(4,027)	38,901
Proceeds on sale of available-for-sale securities and other	3,242	1,609
Purchases of available-for-sale securities	(2,752)	(4,350)
Decrease in restricted cash	3,462	104

Cash used in investing activities	(155,422)	(121,766)

Financing activities
Dividends paid	(27,132)	(23,779)
Repayment of capital lease obligations and other	(362)	(763)
Proceeds from bank debt	215,000	—
Proceeds from common shares issued	28,941	30,263

Cash provided by financing activities	216,447	5,721

Effect of exchange rate changes on cash and cash equivalents	(1,419)	(1,137)

Net increase (decrease) in cash and cash equivalents during the period	108,429	(62,595)
Cash and cash equivalents, beginning of period	68,382	314,794

Cash and cash equivalents, end of period	$176,811	$252,199

Other operating cash flow information:
Interest paid during the period	$1,522	$683

Income, mining and capital taxes paid during the period	$1,747	$—

See accompanying notes

AGNICO-EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(thousands of United States dollars except share and per share amounts, unless otherwise indicated)
(Unaudited)
March 31, 2009

1.     BASIS OF PRESENTATION

  The accompanying unaudited interim consolidated financial statements of Agnico-Eagle Mines Limited (the "Company") have been prepared in accordance with United States generally accepted accounting principles ("GAAP") in US dollars. They do not include all of the disclosures required by GAAP for annual financial statements. Accordingly, these unaudited interim consolidated financial statements should be read in conjunction with the fiscal 2008 annual consolidated financial statements, including the accounting policies and notes thereto, included in the Annual Report and Annual Information Form/Form 20-F for the year ended December 31, 2008. In the opinion of management, the unaudited interim consolidated financial statements reflect all adjustments, which consist only of normal and recurring adjustments necessary to present fairly the financial position as at March 31, 2009 and the results of operations and cash flows for the three months ended March 31, 2009, and 2008.

  Operating results for the three months period ended March 31, 2009 are not necessarily indicative of the results that may be expected for the full year ending December 31, 2009.

2.     USE OF ESTIMATES

  The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Management believes that the estimates used in the preparation of the interim consolidated financial statements are reasonable and prudent; however, actual results could differ from these estimates.

3.     ACCOUNTING POLICIES

  These interim consolidated financial statements follow the same accounting policies and methods of their application as the December 31, 2008 audited annual consolidated financial statements except for the changes discussed below.

  Recently Adopted Accounting Pronouncements

  In March 2008, the FASB issued FASB Statement No. 161, "Disclosure about Derivative Instruments and Hedging Activities — an amendment of FASB Statement No. 133" ("FAS 161") which provides revised guidance for enhanced disclosures about how and why an entity uses derivative instruments, how derivative instruments and the related hedged items are accounted for under FAS 133, and how derivative instruments and the related hedged items affect an entity's financial position, financial performance and cash flows. FAS 161 is effective for the Company's fiscal year beginning January 1, 2009. To the extent the required information was not previously disclosed in the 2008 annual consolidated financial statements, new disclosures have been incorporated in note 10.

4.     FAIR VALUE MEASUREMENT

  FAS 157 defines fair value, establishes a framework for measuring fair value under US GAAP, and requires expanded disclosures about fair value measurements. The three levels of the fair value hierarchy under FAS 157 are:

    Level 1 — Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

    Level 2 — Quoted prices in markets that are not active, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability;

    Level 3 — Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (supported by little or no market activity).

AGNICO-EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars except share and per share amounts, unless otherwise indicated)
(Unaudited)
March 31, 2009

4.     FAIR VALUE MEASUREMENT (Continued)

  The following table sets forth the Company's financial assets and liabilities measured at fair value within the fair value hierarchy.

	Total	Level 1	Level 2	Level 3
Financial assets:
Cash, cash equivalents, short-term investments, and restricted cash(1)	$208,375	$203,313	$5,062	$—
Accounts receivable(1)	60,837	—	60,837	—
Available-for-sale securities(2)	77,916	77,916	—	—

	$347,128	$281,229	$65,899	$—

Financial liabilities:
Accounts payable(1)	$112,882	$—	$112,882	$—
Bank debt(3)	415,548	—	415,548	—
Derivative liabilities(4)	13,056	—	13,056	—

	$541,486	$—	$541,486	$—

  (1)
  Fair value approximates the carrying amounts due to the short-term nature.

  (2)
  Recorded at fair value using quoted market prices.

  (3)
  Recorded at cost. This line item also includes accrued interest.

  (4)
  Recorded at fair value based on broker-dealer quotations.

  Both the Company's cash equivalents and short-term investments are classified within Level 2 of the fair value hierarchy because they are held to maturity and valued using interest rates observable at commonly quoted intervals. Cash equivalents are market securities with remaining maturities of three months or less at the date of purchase.

5.     CAPITAL STOCK

  During the three months ended March 31, 2009, the Company implemented a restricted share unit ("RSU") plan for certain employees. A deferred compensation balance was recorded for the total grant-date value on the date of the grant. The deferred compensation balance was recorded as a reduction of shareholders' equity and is being amortized as compensation expense (or capitalized to construction in progress) over the applicable vesting period.

  The Company funded the plan by transferring $3.0 million to an employee benefit trust ("Trust") that then purchased shares of the Company in the open market. For accounting purposes, the Trust is treated as a variable interest entity and consolidated in the accounts of the Company. On consolidation, the dividends paid on the shares held by the Trust were eliminated. The shares purchased and held by the Trust are treated as not being outstanding for the basic earnings per share ("EPS") calculations. They are amortized back into basic EPS over the vesting period. All of the shares held by the Trust were included in the diluted EPS calculations.

  For the first quarter of 2009, the Company's warrants were dilutive and were included in the calculation of diluted net income per share. There were no outstanding warrants in the first quarter of 2008.

  The following table presents the maximum number of common shares that would be outstanding if all instruments outstanding at March 31, 2009 were exercised:

Common shares outstanding at March 31, 2009	155,656,432
Employees' stock options	6,331,140
Warrants	8,600,000

170,587,572

AGNICO-EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars except share and per share amounts, unless otherwise indicated)
(Unaudited)
March 31, 2009

5.     CAPITAL STOCK (Continued)

  During the three months ended March 31, 2009, 2,251,000 (2008 — 2,405,000) options were granted with an exercise price of C$62.77 (2008 — C$54.41), 602,300 (2008 — 1,221,669) employee stock options were exercised for cash of $15.0 million (2008 — $29.4 million), and 70,000 (2008 — 55,300) options were cancelled with a weighted average exercise price of C$56.50 (2008 — C$49.50).

  During the three months ended March 31, 2009, the Company closed a private placement from treasury for a total of 183,900 flow-through shares for total proceeds of $13.0 million (2008 — nil). The Company has an obligation to incur $13.0 million in qualified exploration expenditures and to renounce such expenditures to the investors of these flow-through shares.

  The following table illustrates the changes in share capital for the three months ended March 31, 2009:

	Shares	Amount
Common shares, beginning of period	154,808,918	$2,299,747
Shares issued under Employee Stock Option Plan	602,300	20,074
Shares issued under Incentive Share Purchase Plan	42,550	2,391
Shares issued under Dividend Reinvestment Plan	18,764	912
Shares issued under flow-through share agreement	183,900	8,629

Common shares, end of period	155,656,432	$2,331,753
Restricted share unit plan	(52,293)	(2,663)

Total capital stock, end of period	155,604,139	$2,329,090

6.     STOCK-BASED COMPENSATION

  The following summary sets out the activity with respect to the Company's outstanding stock options:

	Three months ended March 31, 2009
	# of Options	Weighted average exercise price (C$)
Outstanding, beginning of period	4,752,440	$44.57
Granted	2,251,000	$62.77
Exercised	(602,300)	$30.89
Cancelled	(70,000)	$56.50

Outstanding, end of period	6,331,140	$52.21

Options exercisable at end of period	3,149,605

  For the three months ended March 31, 2009 and 2008, the Company estimated the fair value of options under the Black-Scholes option pricing model using the following weighted average assumptions:

	2009	2008
Risk-free interest rate	1.27%	3.70%
Expected life of options (in years)	2.5	2.5
Expected volatility of Agnico-Eagle's share price	64.1%	44.4%
Expected dividend yield	0.42%	0.22%

7.     AVAILABLE-FOR-SALE SECURITIES

  During the three months ended March 31, 2009, the Company received proceeds of $0.5 million (2008 — $1.6 million) from the sale of certain available-for-sale securities and recognized a gain before taxes of $0.2 million (2008 — $0.4 million).

AGNICO-EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars except share and per share amounts, unless otherwise indicated)
(Unaudited)
March 31, 2009

7.     AVAILABLE-FOR-SALE SECURITIES (Continued)

  Available-for-sale securities are carried at fair value and comprise the following:

	As at March 31, 2009	As at December 31, 2008
Cost	$71,133	$68,691
Unrealized gains	7,195	1,692
Unrealized losses	(412)	—

Estimated fair value of available-for-sale securities	$77,916	$70,383

8.     LONG-TERM DEBT

  During the three months ended March 31, 2009, the Company drew down an additional $215.0 million from the credit facilities and incurred $1.1 million of interest that was capitalized to property, plant, and mine development (2008 — nil). At March 31, 2009, the credit facilities were drawn down by a total of $415.0 million (2008 — nil).

9.     INCOME TAXES

  On December 12, 2008, the Company executed a Canadian federal tax election to start using the US dollar as its functional currency for federal Canadian income tax purposes. As the related tax legislation was enacted in the first quarter of 2009, this election applies to taxation years ended December 31, 2008 and subsequent. This election resulted in a deferred tax benefit of $25.0 million for the period ended March 31, 2009.

  The tax effect of other comprehensive income (loss) for the period is comprised of the following amounts:

	Three months ended March 31,
	2009	2008
Unrealized loss on hedging activities	599	—
Adjustments for derivative financial instruments maturing during the period	(569)	—
Amortization of unrecognized gain on pension liability	(2)	(2)

	28	(2)

10.   FINANCIAL INSTRUMENTS

  From time to time, Agnico-Eagle has entered into financial instruments with a number of financial institutions in order to hedge underlying cash flow and fair value exposures arising from changes in commodity prices, interest rates, equity prices or foreign currency exchange rates.

  In 2008 and 2009, financial instruments which have subjected Agnico-Eagle to market risk and concentration of credit risk consisted primarily of cash, cash equivalents and short-term investments. Agnico-Eagle places its cash and cash equivalents and short-term investments in high quality securities issued by government agencies, financial institutions and major corporations and limits the amount of credit exposure by diversifying its holdings.

  Agnico-Eagle generates almost all of its revenues in US dollars. The Company's Canadian operations, which include the LaRonde Mine, the Goldex Mine and the Lapa and Meadowbank mine projects, have Canadian dollar requirements for capital, operating and exploration expenditures.

  In the third quarter of 2008, to mitigate the risks associated with fluctuating foreign exchange rates, the Company entered into three zero cost collars to hedge the functional currency equivalent cash flows associated with the Canadian dollar denominated capital expenditures. In addition, during the three months ended March 31, 2009, the Company entered into another zero cost collar for the same purposes. The purchase of US dollar put options has been financed through selling US dollar call options at a higher level such that the net premium payable to the different counterparties by the Company is nil. The hedged items represents monthly forecasted Canadian dollar cash outflows during 2009. At March 31, 2009, the zero cost collars hedge $175.0 million of 2009 expenditures (2008 —

AGNICO-EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars except share and per share amounts, unless otherwise indicated)
(Unaudited)
March 31, 2009

10.   FINANCIAL INSTRUMENTS (Continued)

  nil). The cash flow hedging relationship meets all requirements per SFAS 133 to be effective, and unrealized gains and losses are recognized within other comprehensive income ("OCI").

  Gains and losses deferred in accumulated OCI are reclassified into income when amortization (or depreciation) of the hedged capital asset begins. In other words, gains and losses in accumulated OCI are reclassified into income in the same period or periods the asset affects income. Amounts transferred out of accumulated OCI are recorded in depreciation expense. The total amount of unrealized loss on the hedges was $9.0 million as at March 31, 2009. No amounts were reclassified into income during the three months ended March 31, 2009 and none are expected to be reclassified into earnings in 2009. During the three months ended March 31, 2009, the Company reclassified a realized loss of $2.7 million from accumulated OCI to Meadowbank project development costs (2008 — nil).

  The following table shows the changes in the accumulated other comprehensive income ("AOCI") balances recorded in the consolidated financial statements pertaining to the foreign exchange hedging activities. The fair values of recorded derivative related assets and liabilities and their corresponding entries to accumulated other comprehensive income reflect the netting of the fair values of individual derivative financial instruments.

	Three months ended March 31,
	2009	2008
AOCI, beginning of period	$(8,888)	$—
Financial instruments entered into or settled	3,155	—
Changes in fair value	(3,266)	—

AOCI, end of period	$(8,999)	$—

  As at December 31, 2008, the Company had two unmatured covered call options on available-for-sale securities with a premium including a mark-to-market valuation, amounting to $3.9 million. Premiums received on the sale of covered call options are recorded as a liability until they mature or the position is closed. The Company sold these call options against the shares of Goldcorp Inc. ("Goldcorp") to reduce its price exposure to the Goldcorp shares it acquired in connection with Goldcorp's acquisition of Gold Eagle. During the three months ended March 31, 2009, the Company closed the two covered call option positions at a cost of $0.3 million and recognized a net gain of $3.6 million in the interest and sundry income component of the consolidated statements of income (2008 — nil).

  During the three months ended March 31, 2009, the Company entered into three covered call options against the shares of Goldcorp that were unmatured at period end with a premium including mark-to-market valuation, amounting to $4.1 million (2008 — nil). The total amount of $4.1 million will be recognized through the consolidated statements of income in the second quarter of 2009.

  There were no metal derivative positions in the first quarter of 2009 and none throughout 2008.

  The fair values of Agnico-Eagle's current financial assets and liabilities approximate their carrying values as at March 31, 2009.

11.   COMMITMENTS, CONTINGENCIES, AND GUARANTEES

  As part of its ongoing business and operations, the Company has been required to provide assurance in the form of letters of credit for environmental and site restoration costs, custom credits, government grants and other general corporate purposes. As at March 31, 2009, the total amount of these guarantees was $55.4 million.

  Certain of the Company's properties are subject to royalty arrangements. The following are the most significant royalties.

  The Company has a royalty agreement with the Finnish government relating to the Kittila Mine. Starting 12 months after the mining operations commence, the Company has to pay 2% on net smelter return, defined as revenue less processing costs. The royalty is paid on a yearly basis the following year.

  The Company is committed to pay a royalty on future production from the Meadowbank mine project. The Nunavut Tunngavikadministered mineral claims are subject to production leases including a 12% net profits interest royalty from which annual deductions are limited to 85% of gross revenue. Production from Crown mining leases is subject to a royalty of up to 14% of adjusted net profits, as defined in the Northwest Territories and Nunavut Mining Regulations under the Territorial Lands Act (Canada).

AGNICO-EAGLE MINES LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(thousands of United States dollars except share and per share amounts, unless otherwise indicated)
(Unaudited)
March 31, 2009

11.   COMMITMENTS, CONTINGENCIES, AND GUARANTEES (Continued)

  The Company is committed to pay a royalty on production from properties in the Abitibi area. The type of royalty agreements include but are not limited to net profits interest royalty and net smelter return royalty with percentages ranging from 0.5% to 5%.

  The Company is committed to pay a royalty on production from properties in the Pinos Altos area. The type of royalty agreements include but are not limited to net profits interest royalty and net smelter return royalty with percentages ranging from 2.5% to 3.5%.

12.   COMPARATIVE FIGURES

  Certain items in the comparative consolidated financial statements have been reclassified from statements previously presented to conform to the presentation of the 2009 interim consolidated financial statements.

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  Exhibit 99.1
QUARTERLY MANAGEMENT'S DISCUSSION AND ANALYSIS UNITED STATES GAAP (all figures are expressed in US dollars unless otherwise noted and all units of measurement expressed in metric unless otherwise noted)
AGNICO-EAGLE MINES LIMITED SUMMARY OF OPERATIONS KEY PERFORMACE INDICATORS (thousands of United States dollars, except where noted, US GAAP basis)
AGNICO-EAGLE MINES LIMITED SUMMARIZED QUARTERLY DATA (thousands of United States dollars, except where noted)
AGNICO-EAGLE MINES LIMITED CONSOLIDATED BALANCE SHEETS (thousands of United States dollars, US GAAP basis) (Unaudited)
AGNICO-EAGLE MINES LIMITED CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME (thousands of United States dollars except share and per share amounts, US GAAP basis) (Unaudited)
AGNICO-EAGLE MINES LIMITED CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (thousands of United States dollars, US GAAP basis) (Unaudited)
AGNICO-EAGLE MINES LIMITED CONSOLIDATED STATEMENTS OF CASH FLOWS (thousands of United States dollars, US GAAP basis) (Unaudited)
AGNICO-EAGLE MINES LIMITED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (thousands of United States dollars except share and per share amounts, unless otherwise indicated) (Unaudited) March 31, 2009